UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

 ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

 OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-06552

TEMBEC HOLDINGS INC.

(Exact name of registrant as specified in its charter)

800 Rene-Levesque Blvd., Suite 1050 Montreal, QC Canada H3B 1X9 Tel. No.: (514) 871-0137

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of Senior Notes of Tembec Industries Inc. due June 30, 2009

Guarantee of Senior Notes of Tembec Industries Inc.  due February 1, 2011

Guarantee of Senior Notes of Tembec Industries Inc. due March 15, 2012

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

In this Form 15F, the term “Company” refers to Tembec Holdings Inc.

In this Form 15F, the term “SEC” or “Commission” refers to the United States Securities and Exchange Commission.

In this Form 15F, the term “Notes” refers to Tembec Industries Inc.’s Senior Notes due June 30, 2009, Senior Notes due February 1, 2011 and Senior Notes due March 15, 2012.

In this Form 15F, the term “Guarantees” refers to the Company’s Guarantee of Senior Notes of Tembec Industries Inc. due June 30, 2009, Guarantee of Senior Notes of Tembec Industries Inc. due February 1, 2011 and Guarantee of Senior Notes of Tembec Industries Inc. due March 15, 2012.

Part I

Item 1.  Exchange Act Reporting History

A.

The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on August 3, 1995, when it filed a registration statement on Form F-10.

B.

The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  The Company has filed annual reports under section 13(a) on Form 40-F for each year since it first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Company last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on March 31, 2003 pursuant to a registration statement on Form F-10/A, filed with the Commission on March 31, 2003.

The Company does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

Neither the Guarantees nor the Notes have been listed on any exchange in the United States or outside the United States.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

The number of record holders of the Guarantees and the Notes on  March 3, 2008, was zero.

Item 7.  Notice Requirement

A.          The Company published its notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act on March 14, 2008, also attached hereto as Exhibit 1.

B.           The Company provided such notice through a press release sent to North American Disclosure Network on March 14, 2008.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.tembec.com.

Part III

Item 10.  Exhibits

1.           Press release issued by the Company on March 14, 2008 disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.

The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tembec Holdings Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Tembec Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TEMBEC HOLDINGS INC.

By:	/s/ Antonio Fratianni
	Name:	ANTONIO FRATIANNI
	Title:	Vice President, General Counsel and Secretary

Date:       March 14, 2008